Mail Stop 3561

August 17, 2009

<u>Via Fax & U.S. Mail</u>

Mr. William Erfurth
President
Modern City Entertainment, Inc.
8551 Sunrise Boulevard
Suite 210
Ft. Lauderdale, Florida 33322

      Re: **Modern City Entertainment, Inc.**
             Form 10-K for the year ended December 31, 2008
             Filed June 30, 2009
             File No. 0-50468

Dear Mr. Efurth:

      We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K for the year ended December 31, 2008

Note 2. Summary of Significant Accounting Policies

Note 4. Capital Stock

1. We note from the disclosures provided in Notes 2 and 4 to the Company's financial statements that no compensation expense is recognized when stock options are granted to employees or directors. We also note that on the granting of stock options to employees or directors the Company has elected to provide pro forma disclosure on their fair value.

    Please note that paragraph 10 of SFAS No.123R provides that the cost of services received from employees in exchange for awards of share based compensation shall generally be measure based on the grant date fair value of the equity instruments issued. Furthermore, under SFAS No.123R, disclosure of pro forma financial information, rather than recognizing compensation expense in the Company's financial statements, is no longer permitted.

    Accordingly, please revise the Company's financial statements for all periods presented to properly account for the 1,000,000 options to acquire the Company's common shares at $.25 per share that were issued to certain officers and directors during 2007 using the fair value method outlined in SFAS No.123R.. Furthermore, please revise the notes to the Company's financial statements to include all of the disclosures outlined in paragraphs 64 and A240 and A241 with respect to the Company's stock based compensation grants, as applicable.

Form 10-Q for the periods ended March 31, 2009 and 6/30/2009

2. We note that your Form 10-Qs for the quarters ended March 31, 2009 and June 30, 2009 are currently deliquent.   Please file these periodic reports immediately. Alternatively, supplementally advise us of why these reports have not yet been filed and tell us when you expect to file these delinquent periodic reports.

Other

3. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

    ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

    ·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

    ·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

    You may contact Effie Simpson at (202) 551-3346, or the undersigned if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

for Linda Cvrkel

Linda Cvrkel
Branch Chief